Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004
Net income	$246	$182
Accretion and dividends on preferred stock	173	181

Net income attributable to common shareholders	$73	$1

Earnings per common share - basic and diluted	$0.01	$0.00

Weighted average shares outstanding during the period - basic	6,967,339	6,967,339

Weighted average shares outstanding during the period	6,967,339	6,967,339
Effect of options	806	23,675

Weighted average number of shares outstanding during the period - diluted	6,968,145	6,991,014